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          SECURITIES AND EXCHANGE COMMISSION
                 WASHINGTON, D.C. 20549
                   ___________________

                     SCHEDULE 13D
                    (RULE 13d-101)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
    1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                    (AMENDMENT NO. 2)/1/


                   FRANKFORT FIRST BANCORP, INC.
     --------------------------------------------------
                     (Name of Issuer)


          Common Stock, par value $.01 per share
      --------------------------------------------------
              (Title of Class of Securities)


                       352128 20 1
                  --------------------
                     (CUSIP Number)


                    William C. Jennings
                    216 West Main Street
                  Frankfort, Kentucky  40602
                       (502) 223-1638
     -------------------------------------------------
      (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications)


                       January 26, 1999
  ------------------------------------------------------
  (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box.  [   ]

                  (Continued on following pages)

                         (Page 1 of 6 pages)
____________
/1/The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                          SCHEDULE 13D

CUSIP No. 352128 20 1                          Page 2 of 6 Pages

1.  Names of reporting person
    I.R.S. Identification No. of above persons (entities only):

    William C. Jennings


2.  Check the appropriate box if a member of a group:
        (a)  [   ]
        (b)  [   ]


3.  SEC use only:


4.  Sources of funds:  PF


5.  Check box if disclosure of legal proceedings is
    required pursuant to Items 2(d) or 2(e):  [   ]


6.  Citizenship or place of organization:  United States

Number of        7.    Sole Voting Power:         59,142*
Shares
Beneficially     8.    Shared Voting Power:       57,437
Owned By
Each             9.    Sole Dispositive Power:    59,142*
Reporting
Person With     10.    Shared Dispositive Power:  57,437


11. Aggregate amount beneficially owned by each reporting person: 116,579*


12. Check box if the aggregate amount in Row (11) excludes certain shares: [ ]


13. Percent of class represented by amount in Row (11):  7.17%*


14. Type of reporting person:  IN

*Includes options granted to the reporting person to purchase
 34,582 shares, which options are exercisable. Percent of class assumes all of such options have been exercised.
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Item 1.  Security and Issuer.

     The class of equity security to which this statement relates is the common stock, par value $.01 per share (the
"Common Stock"), of Frankfort First Bancorp, Inc. (the
"Issuer").  The executive office of the Issuer is located at 216
West Main Street, Frankfort, Kentucky 40602.

Item 2.  Identity and Background.

     (a)  Name: William C. Jennings
     (b)  Residence or Business Address: 216 West Main Street,
          Frankfort, KY 40602
     (c)  Present Principal Occupation: President and Chief
          Executive Officer of the Issuer.
     (d)  Criminal Proceeding Convictions:  None
     (e)  Securities Laws Proceedings:  None
     (f)  Citizenship:  United States

Item 3.  Source and Amount of Funds or Other Consideration.

     10,050 of 116,579 shares of Common Stock were purchased by the reporting person with approximately $201,000 in personal funds. The remaining shares consist of (i) shares previously acquired through the vesting of restricted stock awards, (ii) shares which the reporting person has the right to acquire under the Issuer's 1995 Stock Option and Incentive Plan (the "Option Plan"), (iii) shares beneficially owned by the reporting person's spouse, and (iv) shares acquired under the Issuer's Dividend Reinvestment Option Plan ("DRP").

Item 4.  Purpose of Transaction.

     The shares covered by this statement were acquired for investment. Depending upon a continuing assessment and upon future developments, the reporting person may determine, from time to time or at any time, to purchase additional shares of the Issuer for investment or dispose of shares of the Issuer's Common Stock. As President and Chief Executive Officer of the Issuer, the reporting person regularly explores potential actions and transactions which may be advantageous to the Issuer, including possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management policies, governing instruments, securities or regulatory or reporting obligations of the Issuer. Except as noted above, the reporting person has no plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

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(e)  Any material change in the present capitalization or
     dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
     Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)  Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a) As of the date of this amendment to the Schedule 13D, the reporting person beneficially owned 116,579 shares, or 7.17%, of the Issuer's outstanding shares of Common Stock, including 34,582 shares which he has a right to acquire (within 60 days of the date of this statement) pursuant to stock options awarded under the Option Plan.

(b) The reporting person has sole voting and dispositive power with respect to 50 shares purchased with personal funds, 76 shares acquired through the DRP, 21,950 shares held through the reporting person's IRA, 2,484 shares were acquired through the vesting of restricted stock awards, and 34,582 shares underlying currently exercisable stock options. The reporting person exercises shared voting and/or dispositive powers with respect to 57,437 shares owned by the reporting person's spouse (Joyce H. Jennings, Vice President of the Issuer). The address of the reporting person's spouse is the same as that of the reporting person (as disclosed at Item 2(b) above).

(c) No other transactions in the Issuer's Common Stock were effected by the reporting person during the past 60 days other than as described herein.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares held by the reporting person.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer.

     There are no contracts, arrangements, understandings or relationships between the reporting person or any other person with respect to the Issuer's securities, including but not limited to the transfer or voting of securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies or otherwise, other than ordinary arrangements and relationships not specifically related to the Issuer's securities.

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Item 7.  Material to be Filed as Exhibits.

     None.

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                       SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 1, 1999                /s/ William C. Jennings
----------------                ------------------------------
     Date                       Signature

                                William C. Jennings
                                President and Chief Executive
                                Officer of Frankfort First
                                Bancorp, Inc.


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